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Exhibit (a)(1)

knowledge. judgement. EXPERIENCE

W.P. STEWART
                           & Co.,  Ltd.

  To our Shareholders:

          W.P. Stewart & Co., Ltd. (the "Company") is very pleased to inform you that the Company has entered into agreements providing for an investment in the Company by Arrow Masters LP, Arrow Partners LP, and Arrow Offshore, Ltd. (the "Purchasers"), whereby the Purchasers will purchase up to 45% of the outstanding common shares of the Company. As part of this transaction, the Purchasers have today commenced a tender offer to purchase up to 19,902,000 common shares of the Company for $1.60 per share in cash.

          Your Board of Directors (the "Board") has unanimously (with the exception of William Stewart, who recused himself from the Board's review of the transactions) determined that (i) the offer and the transactions contemplated thereby are in the best interest of the Company's shareholders, (ii) the tender offer price per share is fair to the Company's unaffiliated shareholders, and (iii) the Company should execute the transaction agreements and remain neutral with respect to the tender offer. Accordingly, the Company is remaining neutral regarding whether the Company's shareholders should accept the tender offer and tender their shares.

          The Board has determined that your decision on whether to tender your shares in the tender offer and, if tendering, how many shares to tender, is a personal investment decision based upon your particular circumstances. The Board urges you to make your own decision regarding the tender offer based on all of the available information, including the adequacy of the price per share in light of your own investment objectives, your views as to prospects and outlook, the factors considered by the Board as described in the attached Schedule 14D-9 and any other factors that you deem relevant to your investment decision. The Board also urges you to consult with your own financial and tax advisor regarding the tender offer.

          In addition to the attached Schedule 14D-9 relating to the offer, you will also be receiving the Purchasers' Offer to Purchase, dated May 28, 2008, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

          On behalf of the Board of Directors and management of the Company, we thank you for your consideration.

Very truly yours,
/s/ William P. Stewart
William P. Stewart Chairman and Chief Executive Officer W.P. Stewart & Co., Ltd.

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda
 mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda
 telephone: 441.295.8585 fax: 441.296.6823

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  Exhibit (a)(1)